UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________

FORM SD

SPECIALIZED DISCLOSURE REPORT

FUELCELL ENERGY, INC.
(Exact Name of Registrant as Specified in Its Charter)
Delaware 1-14204 06-0853042
(State or Other Jurisdiction of (Commission (I.R.S. Employer Incorporation or organization) File Number) Identification No.)

3 Great Pasture Road, Danbury, Connecticut 06813
(Address of Principal Executive Offices) ( Zip Code)

Michael S. Bishop (203)825-6000
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

__X___ Rule 13p under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period
January 1 to December 31, 2014.

Item 1.01 Conflict Minerals Disclosure and Report
FuelCell Energy, Inc. (the “Company”) performed a reasonable country of origin inquiry (RCOI) with its suppliers. The RCOI included inquiring the Company’s suppliers as to whether any conflict minerals are used or not used in materials procured by the Company, whether any conflict minerals are obtained solely from recycled or scrap materials and whether the minerals are obtained from the Democratic Republic of Congo or an adjoining country (a “covered country”). The fuel cell power plants sold by the Company consist of fuel cell modules and remaining balance of plant. The fuel cell modules do not utilize conflict minerals as defined by the Securities and Exchange Commission. Certain components of the balance of plant utilize some industrial metals that are defined by the Securities and Exchange Commission as conflict minerals.
The information discussed above is also available at www.fuelcellenergy.com. The website and the information accessible through it are not incorporated into this specialized disclosure report.

Item 1.02 Exhibit
A copy of our Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available at: www.fuelcellenergy.com

Item 2.01 Exhibits
The following is a list of Exhibits filed herewith

Exhibit No.     Description
1.01        Exhibit 1.01 - Conflict Minerals report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

FUELCELL ENERGY, INC.

Date: June 1, 2015                    By: /s/ Michael S. Bishop
Michael S. Bishop
Senior Vice President, Chief Financial Officer, Treasurer and Corporate Secretary